UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66764

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SWBC Investment Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9311 San Pedro, Suite 600
(No. and Street)

San Antonio	Texas	78216
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patrick J. Muras (210) 376-3481
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

100 W. Houston, Suite 1700	San Antonio	Texas	78205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Kelly M. Tramontano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SWBC Investment Services, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kelly M. Tramontano

Signature

Chief Executive Officer

Title

Vicki L. Chapman

Notary Public

VICKI L. CHAPMAN
Notary Public
STATE OF TEXAS
My Comm. Exp. 06/10/2019
ID# 124586206

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

SWBC Investment Services, LLC
December 31, 2017
With Report of Independent
Registered Public Accounting Firm

SWBC Investment Services, LLC

Statement of Financial Condition

December 31, 2017

Contents

Facing Page and Oath or Affirmation



Building a better working world

Ernst & Young LLP
Frost Bank Tower
Suite 1700
100 West Houston Street
San Antonio, TX 78205

Tel: +1 210 228 9696
Fax: +1 210 242 7252
ey.com

Report of Independent Registered Public Accounting Firm

To the Member of SWBC Investment Services, LLC.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SWBC Investment Services, LLC, (the Company) as of December 31, 2017 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2012.
February 28, 2018

SWBC Investment Services, LLC

Statement of Financial Condition

December 31, 2017

Assets
Cash and cash equivalents	$ 2,549,316
Deposit with clearing firm	500,000
Securities owned, at fair value	44,511,862
Commissions receivable	221,712
Trading income receivable	482,879
Receivable from related parties	544,138
Property and equipment, net	119,802
Other assets	257,608
Total assets	$ 49,187,317

Liabilities and Member's equity

Liabilities:
Securities sold, not yet purchased	$ 43,368
Payable to clearing firm	36,434,324
Accounts payable and accrued expenses	274,149
Accrued compensation expenses	3,025,187
Commissions and administrative fees payable	450,692
Payable to related parties	275,907
Total liabilities	40,503,627
Member's equity	8,683,690
Total liabilities and Member's equity	$ 49,187,317

Notes to financial statement form an integral part of this statement.

SWBC Investment Services, LLC

Notes to Statement of Financial Condition

December 31, 2017

1. Reporting Entity and Nature of Operations

SWBC Investment Services, LLC (the Company) is a single member limited liability company organized in the state of Texas. The Company's single member is Southwest Business Corporation (SWBC or the Member). The Company operates as a fully disclosed, introducing broker-dealer under the Securities Exchange Act of 1934, whose primary business is executing general securities transactions on behalf of clients. The Company also engages in proprietary trading of fixed income securities, primarily U.S. municipal bonds, and brokered certificates of deposit from U.S. financial institutions.

The Company is a member of the Financial Industry Regulatory Authority (FINRA) and is subject to regulation under the United States Securities and Exchange Commission (SEC) and FINRA. The Company operates with an exemption from SEC Rule 15c3-3 under section k(2)(ii). The Company is also a member of the Securities Investors Protection Corporation (SIPC), a nonprofit membership corporation designed to protect, up to specified amounts, customers' cash and securities.

The Company operates under a clearing agreement with National Financial Services, LLC (National Financial), whereby National Financial maintains the Company's customer accounts on a fully disclosed basis. The Company does not hold customer cash or securities in connection with these customer transactions. The Company also operates under a broker agreement with Interactive Brokers (IB) related to its proprietary trading activities.

The accompanying statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

2. Summary of Significant Accounting Policies

Use of estimates in financial statement presentation

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

SWBC Investment Services, LLC

Notes to Statement of Financial Condition

December 31, 2017

2. Summary of Significant Accounting Policies (continued)

Cash and cash equivalents

Cash and cash equivalents consists of interest-bearing and non-interest-bearing deposit accounts with financial institutions. Cash also includes uninvested balances held at National Financial and IB.

Deposit with clearing firm

Deposit with clearing firm consists of required cash balances for contractual escrow deposits in accordance with the clearing agreement at National Financial. As of December 31, 2017, the restricted balance totaled $500,000.

Securities owned

Securities owned are valued at estimated fair value as determined by listed market exchanges and pricing services. Management understands how the quote or price is determined by the pricing service, including the source of the information and the inputs and assumptions used. The Company intends to hold these securities for a short period of time, typically less than 30 days.

Commissions receivable

Commissions receivable is primarily comprised of revenue related to brokerage commissions and sales concessions due the Company from various third parties. The Company considers brokerage commissions receivable fully collectible as the majority of the receivable has been collected subsequent to period end but before the date the financial statement was issued. It is management's opinion that any losses from the remaining receivables, if incurred, would not materially affect the statement of financial condition; therefore management has concluded that no allowance is required.

Trading income receivable

Trading income receivable consists of trading gains and the interest earned from trade transactions that have not been received. At December 31, 2017, no allowance for doubtful accounts was established, as it is management's opinion that losses, if incurred, would not materially affect the statement of financial condition.

SWBC Investment Services, LLC

Notes to Statement of Financial Condition

December 31, 2017

2. Summary of Significant Accounting Policies (continued)

Related parties

SWBC provides certain services to the Company and the Company provides certain services to an affiliated SWBC subsidiary in accordance with cost sharing agreements. Services provided for the Company and by the Company include, but are not limited to, payroll processing, financial operations, and payable disbursement processing. See Note 6 - Related-Party Transactions.

Property and equipment, net

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the asset. Repairs and maintenance expenses are charged against earnings as incurred and expenditures for renewals and betterments are capitalized.

The Company reviews the carrying value of property and equipment for impairment whenever events or circumstances indicate the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to the amount by which the carrying value exceeds the fair value of the asset. The factors considered by management in performing this assessment include current operating results, trends and prospects, the effects of obsolescence and other economic factors. Based on this assessment there was no impairment at December 31, 2017.

Securities sold, not yet purchased

Securities sold, not yet purchased represents the Company's obligation to deliver the specified security at the contracted price, and thereby creates a liability to purchase the security in the market at prevailing rates. The Company intends to hold these securities for a short period of time, typically less than 30 days.

Commissions and administrative fees payable

Commissions and administrative fees payable represents brokerage commissions and sales concessions due to Company employees and third party financial institutions under revenue sharing agreements.

SWBC Investment Services, LLC

Notes to Statement of Financial Condition

December 31, 2017

2. Summary of Significant Accounting Policies (continued)

Federal and state income taxes

There is no federal income tax liability included in the statement of financial condition, as the Company is a single member limited liability company. As such, the Company is a disregarded entity for federal tax purposes as SWBC is responsible for reporting all federal taxes due. A state tax liability is only recognized for those states that do not recognize the federal treatment of single member limited liability companies. At December 31, 2017, the Company has a state tax payable of $22,400 reflected in Accounts payable and accrued expenses on the accompanying statement of financial condition.

On December 22, 2017, the Tax Cuts and Jobs Act (Tax Legislation) was enacted. Based on our preliminary estimates, Tax Legislation will not materially impact the 2017 statement of financial condition.

3. Securities Owned and related Trading Income, net

At December 31, 2017, securities owned totaled $44,511,862 and consisted of fixed income securities and brokered certificates of deposit. Securities owned are reported at fair value. Brokered certificates of deposit are classified as money market instruments for regulatory purposes.

The Company has an agreement with National Financial that allows the Company to trade securities on margin up to a maximum debt level of $40 million using the securities as collateral. The margin account bears interest at the prevailing Targeted Fed Funds rate plus 90 basis points. At December 31, 2017, the payable to National Financial totaled $36,434,324.

From time to time, the Company enters into forward trade commitments to manage interest rate risk related to its portfolio of securities owned. The forward trade commitments are treated as derivative instruments and reported at fair value in Securities owned in the statement of financial condition. At December 31, 2017, the Company had no derivative instruments.

4. Fair Value

All U.S. municipal debt and other securities held by the Company are recorded at fair value. The Company utilizes a recognized independent pricing service as the primary pricing source for all of the Company's Securities owned and Securities purchased, not yet sold transactions. The Company does not adjust prices received from third parties or obtain multiple prices when measuring the fair value of the securities.

The fair value of all the Company's other financial assets and financial liabilities approximates the carrying amounts of such instruments due to their short maturities.

The requirements of fair value measurements and disclosures apply to all financial instruments and all nonfinancial assets and nonfinancial liabilities that are being measured and reported on a fair value basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair value measurements and disclosures also establish a fair value hierarchy that prioritizes the inputs used in valuation methodologies into the following three levels:

- Level 1 Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

- Level 2 Inputs are observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, or other inputs that can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3 Inputs are unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or other valuation techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

SWBC Investment Services, LLC

Notes to Statement of Financial Condition

December 31, 2017

4. Fair Value (continued)

The following table summarizes the Company's fair value hierarchy:

	December 31, 2017		
	Level 1	Level 2	Level 3
Assets			
Securities owned:			
U.S. municipal debt securities	$ —	$ 41,346,965	$ —
Money market instruments	—	3,164,897	—
	$ —	$ 44,511,862	$ —
Liabilities			
Securities sold, not yet purchased:			
U.S. municipal debt securities	$ —	$ 43,368	$ —
	$ —	$ 43,368	$ —

5. Property and Equipment

Property and equipment consist of the following:

	Useful Life	December 31, 2017
Furniture, fixtures and equipment	3-10 years	$ 277,164
Software	3-6 years	46,725
Leasehold improvements	3-7 years	136,450
		460,339
Less accumulated depreciation and amortization		340,537
		$ 119,802

6. Related-Party Transactions

The Company maintains cost sharing agreements with SWBC and an affiliated SWBC subsidiary. The cost sharing agreements cover such services as employee payroll and benefit processing, facilities, financial operations, and other allocated services, which are based on actual usage. The Company uses intercompany payable and receivable accounts with SWBC and the affiliated subsidiary to reflect the activity.

6. Related-Party Transactions (continued)

The Company entered into a $10,000,000 Revolving Credit Facility Agreement (the Agreement) with SWBC to fund the trading and holding of inventory in certain securities. Interest is payable at *Wall Street Journal* prime plus 1%. The Agreement expires in October 2018 and automatically renews annually under the same terms. At December 31, 2017, the Company had no borrowings outstanding under the Agreement.

7. Employee Benefits

The Company participates in the SWBC 401(k) Profit Sharing Plan (the Plan). The Plan is a defined contribution plan covering employees of the Company when they begin employment. Participants may contribute up to 90% of their compensation, subject to Internal Revenue Service limitations, and may elect to invest in various investment options offered by the Plan.

The Company offers a discretionary matching program which matches 50% of participant contributions up to 6% of a participant's compensation. The Company may also make discretionary profit sharing contributions to the Plan.

The Company's employees participate in SWBC's medical and dental plans, which cover all full-time employees. SWBC is self-insured under these plans up to a maximum of $250,000 per claim and maximum aggregate claims of $26,181,349.

Certain employees of the Company participate in The Executive Nonqualified Excess Plan of Southwest Business Corporation (NQDC Plan) which provides the opportunity for eligible employees to defer compensation in excess of qualified retirement plan limits on a pre-tax basis and accumulate tax-deferred earnings. The NQDC Plan stipulates eligible compensation and deferral limits and qualifying distribution events, as well as special death benefits. The liability for the NQDC Plan, which is included in Accrued compensation expenses, was $2,940,973 at December 31, 2017.

8. Commitments, Contingencies and Credit Risks

The Company is party to claims and legal proceedings arising in the ordinary course of business. The Company believes it is unlikely the final outcome of claims or any proceedings to which the Company is a party would have a material adverse effect on its statement of financial condition.

8. Commitments, Contingencies and Credit Risks (continued)

The Company's customer accounts are carried by National Financial. All execution and clearing services are also performed by National Financial. The agreement between the Company and National Financial stipulates that all losses resulting from the Company's inability to fulfill its contractual obligations are the responsibility of the Company.

The Company maintains its cash in deposit accounts, which, at times, may exceed federally insured limits. Accounts are guaranteed by the Securities Investor Protection Corporation or the Federal Deposit Insurance Corporation up to a maximum of $250,000. The Company has not experienced any losses in such accounts.

9. Net Capital Requirements

The Company is subject to the United States Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). The Company's minimum net capital requirement is the greater of $100,000 or 1/15 of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $5,283,253, which was $5,014,857 in excess of its required net capital of $268,396. The Company's percentage of aggregate indebtedness to net capital was 76.20% at December 31, 2017.

10. Subsequent Events

The Company has evaluated subsequent events through the date the statement of financial condition was available to be issued. The Company is not aware of any events occurring subsequent to December 31, 2017 that would have a material effect on its financial condition.